                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 3)


                     Richton International Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)


    Common Stock, par value $.10                    765516109
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


              George H. Hempstead, III, c/o Hanson Industries
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                             February 22, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON PLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS (1) LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS NETHERLANDS B.V.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      KINGDOM OF THE NETHERLANDS
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HM ANGLO-AMERICAN LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON AMERICA INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HM HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    KIDDE INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     258,600
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       258,600
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       258,600
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.0%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Kidde Industries, Inc. (as successor by merger to Kidde Inc.) ("Kidde"), HM Holdings, Inc. ("HM Holdings"), Hanson America Inc. ("Hanson America"), HM Anglo-American, Ltd. ("Anglo"), Hanson Holdings Netherlands B.V. ("Netherlands"), Hanson Overseas Holdings Limited ("Overseas"), Hanson Holdings (1) Limited ("HH-1") and Hanson PLC (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.10 per share ("Common Stock") of Richton International Corporation, a Delaware corporation (the "Company"), as previously amended by Amendments Nos. 1 and 2 thereto.

     Item 1.   Security and Issuer.
               -------------------

               This statement relates to the Common Stock. The address of the principal executive office of the Company is 340 Main Street, Madison, New Jersey 07960.

     Item 2.  Identity and Background.
              -----------------------

               (a) - (c), (f) Kidde, a Delaware corporation, is engaged principally in the business of owning Grove Crane and of holding other investments. The outstanding capital stock of Kidde is owned by HM Holdings. HM Holdings, a Delaware corporation, is engaged principally in the business of holding investments. The outstanding capital stock of HM Holdings is owned .66% by Hanson PLC, 90.39% by Hanson America, a Delaware corporation, and 9.04% by Netherlands, a company organized under the laws of the Kingdom of the Netherlands. Hanson America is the principal holding company for Hanson PLC's operating subsidiaries in the United States. Netherlands is engaged principally in the business of holding investments.

               Hanson America is a direct wholly-owned subsidiary of Anglo, a Delaware corporation. Each of Netherlands and Anglo is a direct wholly-owned subsidiary of Overseas, an English company. Overseas is a direct wholly-owned subsidiary of HH-1, an English company, which, in turn, is a direct wholly-owned subsidiary of Hanson PLC, a public limited company incorporated in England. Each of Anglo, Overseas and HH-1 is principally engaged in the business of holding investments.

               Hanson PLC is an industrial management company with operating subsidiaries based principally in the United Kingdom and the United States, employing approximately 74,000 people worldwide. In the United Kingdom, Hanson PLC's principal


























     NYFS02...:\13\51513\0220\1733\13D2025W.380
     operating units are Imperial Tobacco Limited, which manufactures tobacco products; ARC Limited, which produces aggregates, coated stone and concrete products; and London Brick Company Limited and Butterley Brick Limited, which produce clay bricks. In the United States, Hanson PLC's principal operating units are Peabody Holding Company, Inc., its subsidiaries and affiliates, which produce and market coal; SCM Chemicals Inc., which produces titanium dioxide; Quantum Chemical Company, which manufactures polyethylene and other industrial chemicals; the Aggregates Group, which produces aggregates, sand and gravel; Grove Worldwide, which manufacturers hydraulic lift cranes; Suburban Propane Company, which is engaged in the retail distribution of propane gas; and Cavenham Forest Industries, which harvests and sells timber and manufactures lumber. Other Hanson PLC operating units mine coal and manufacture a wide range of chemical, building, industrial, consumer and material handling products in the United Kingdom, the United States, Australia, South Africa and other countries. In addition, Hanson PLC holds, indirectly, equity interests in a number of public and private companies, including the Company.

               The principal business address of each of the Beneficial Owners and the name, business address, citizenship and principal occupation or employment of each director and executive officer of each of the Beneficial Owners are listed on Schedule A.

               (d) - (e) Neither any of the Beneficial Owners nor, to the best of their knowledge, any of their respective directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               Not applicable.

     Item 4.  Purpose of Transaction.
              ----------------------

               On February 22, 1995, Hanson PLC announced that, subject to shareholder approval and the satisfaction of certain other conditions, it intends to transfer its non-core U.S. businesses, together with certain equity interests in associated companies and real property assets, to subsidiaries of U.S.

     Industries, Inc. ("USI"), a newly-organized Delaware corporation. USI will become a separate publicly traded company by means of a pro rata dividend of its common stock by Hanson to Hanson shareholders. The Common Stock will be among the equity interests to be transferred to USI.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) (i) As of the date of this Amendment, Kidde was the direct beneficial owner of 258,600 shares of Common Stock, which constitute approximately 9.0% of the 2,890,570 shares of Common Stock reported to be outstanding as of September 30, 1994.

                   (ii) By virtue of its ownership of all of the outstanding shares of capital stock of Kidde, HM Holdings may be deemed to be for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by Kidde.

                  (iii) By virtue of their ownership of .66%, 90.39% and 9.04%, respectively, of the outstanding shares of capital stock of HM Holdings, Hanson PLC, Hanson America and Netherlands may be deemed to be, for purposes of this Schedule 13D, beneficial owners of all the shares of Common Stock beneficially owned by HM Holdings.

                   (iv) By virtue of its ownership of all of the outstanding capital stock of Hanson America, Anglo may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by Hanson America.

                    (v) By virtue of its ownership of all of the outstanding capital stock of each of Anglo and Netherlands, Overseas may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by each of Anglo and Netherlands.

                   (vi) By virtue of its ownership of all of the outstanding capital stock of Overseas, HH-1 may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by Overseas.

                  (vii) By virtue of its ownership of all of the outstanding capital stock of HH-1, Hanson PLC may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by HH-1.

                 (viii) Certain directors, executive officers and/or employees of the Beneficial Owners may beneficially own shares of Common Stock, directly or through individual employee savings plan accounts. The Beneficial Owners disclaim beneficial ownership of any such shares.

               (b) (i) Each of the Beneficial Owners, by virtue of its direct or indirect ownership of all of the outstanding capital stock of Kidde, is deemed to have, with Kidde, shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 258,600 shares of Common Stock directly beneficially owned by Kidde.

                   (ii) The Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of any shares of Common Stock referred to in paragraph (a) (viii) above.

               (c) None of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The information contained in Item 4 is incorporated in this
     Item 6 by reference.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 28, 1995



                              HANSON PLC
                              HANSON HOLDINGS (1) LIMITED
                              HANSON OVERSEAS HOLDINGS LIMITED
                              HANSON HOLDINGS NETHERLANDS B.V.



                              By:   /s/ George H. Hempstead, III
                                   ----------------------------------------
                                   George H. Hempstead, III
                                   Attorney-in-Fact



                              HM ANGLO-AMERICAN, LTD.
                              HANSON AMERICA INC.
                              HM HOLDINGS, INC.
                              KIDDE INDUSTRIES, INC.



                              By:   /s/ George H. Hempstead, III
                                   ----------------------------------------
                                   George H. Hempstead, III
                                   Vice President

                                                                 Schedule A
                                                                 ----------

     1.  HANSON PLC

               Set forth below are the name, business address and position with Hanson PLC ("Hanson") and the present principal occupation or employment of each director, associate director and executive officer (as defined in the regulations of the Securities and Exchange Commission (the "Commission")) of Hanson. The principal business address of Hanson is One Grosvenor Place, London, SW1X 7JH, England, and unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below whose name is followed by an asterisk is a citizen of the United Kingdom. Alexander C. Notter is a citizen of Switzerland. All others are citizens of the United States.


                                        Position with Hanson
                                        and Present Principal
     Name and Business Address          Occupation or Employment
     -------------------------          ------------------------

      Lord Hanson*                      Chairman

      Derek C. Bonham*                  Deputy Chairman, Chief
                                          Executive Officer and
                                          Director

      Martin G. Taylor*                 Vice Chairman and Director

      David H. Clarke                   Vice Chairman and Director;
        Hanson Industries                 Deputy Chairman and Chief
        99 Wood Avenue South              Executive Officer of
        Iselin, NJ 08830                  Hanson Industries, a
                                          division of
                                          Tillotson Commercial
                                          Motors Limited, a
                                          subsidiary of Hanson

      Anthony G.L. Alexander*           Chief Operating Officer and
                                          Director

      John G. Raos                      Director; President and
        Hanson Industries                Chief Operating Officer
        99 Wood Avenue South             of Hanson Industries
        Iselin, NJ 08830

                                                                 Schedule A
                                                                 ----------


                                        Position with Hanson
                                        and Present Principal
     Name and Business Address          Occupation or Employment
     -------------------------          ------------------------

      Anthony R. Cotton*                Director
        Renison Goldfields
        Consolidated Ltd.
        Gold Fields House
        24th Floor
        1 Alfred Street
        Sydney NSW 2000, Australia

      Christopher D. Collins*           Director

      William M. Landuyt                Finance Director

      The Hon. Robert W. Hanson*        Director

      Graham Dransfield*                Legal Director

      Sir Christopher Harding MA*       Non-executive Director
        BET Public Limited Company
        Stratton House
        Piccadilly
        London W1X 6AS, England

      The Hon. Charles H. Price II      Non-executive Director
        Mercantile Bank of Kansas
        City
        Suite 300
        One West Armour Blvd.
        Kansas City, Missouri 64111

      The Rt. Hon. Kenneth Baker CH     Non-executive Director
      MP*

      Sir David Hardy FCA*              Non-executive Director
        1 Appold Street
        Broadgate
        London EC2A 2HE, England

      Simon L. Keswick*                 Non-executive Director
        Matheson & Co. Limited
        3 Lombard Street
        London EC3V 9AQ, England

      Jonathan Scott-Barrett*           Non-executive Director
        Centaur Communications Limited
        St. Giles House
        50 Poland Street
        London W1V 4AX, England

      Ronald S. Fulford*                Senior Associate Director

      Malcolm J. Ablett*                Associate Director

      Mark A. Alexander                 Associate Director

      Anthony Branson*                  Associate Director

                                                                 Schedule A
                                                                 ----------


                                        Position with Hanson
                                        and Present Principal
     Name and Business Address          Occupation or Employment
     -------------------------          ------------------------

      Andrew J.H. Dougal*               Associate Director and
                                          Deputy Finance Director

      George H. Hempstead, III          Associate Director

      Robert E. Lee                     Associate Director

      Karen B. Levy                     Non-executive Associate
                                          Director

      Kenneth J. Ludlam*                Associate Director and Chief
                                          Accountant

      R. Ian Menzies-Gow*               Associate Director

      Alexander C. Notter               Associate Director
        Hanson PLC
        3 quai du Mont Blanc
        CH-1201
        Geneva, Switzerland

      John S. Oldford                   Associate Director

      Dorothy E. Sander                 Associate Director

      Craig C. Sergeant                 Associate Director

      Edwin Silverstone                 Associate Director

      David J. Snowdon*                 Associate Director

      Paul Spencer*                     Associate Director and
                                          Treasurer (U.K.)

      Christopher J. Thomas*            Associate Director

      Peter J. Turner*                  Associate Director

      John F. Whitehead*                Associate Director

      Yvette M. Newbold*                Secretary



               Management of the United States operations of Hanson is provided by Hanson Industries, a division of Tillotson Commercial Motors Limited, a subsidiary of Hanson. Set forth below are the name, business address and position with Hanson Industries and the present principal occupation or employment of each director and executive officer (as defined in the regulations of the Commission) of Hanson Industries. The principal business address of Hanson Industries and the business address of each of the persons listed below is 99 Wood Avenue South, Iselin, New Jersey 08830, except for the Lord White of Hull, whose principal business address is 410 Park Avenue, New York, New York 10022. Each person listed below is a citizen of the United States,

                                                                 Schedule A
                                                                 ----------

     except for the Lord White of Hull, who is a citizen of the United
     Kingdom.

                                           Position with Hanson
                                           Industries and
                                           Present Principal
     Name and Business Address             Occupation or Employment
     -------------------------             ------------------------

     The Lord White of Hull, KBE           Chairman

     David H. Clarke                       Director, Deputy Chairman
                                             and Chief Executive
                                             Officer

     John G. Raos                          Director, President and Chief
                                             Operating Officer

     George H. Hempstead, III              Director, Senior Vice
                                             President and General
                                             Counsel

     Mark A. Alexander                     Vice President

     Robert M. Brier                       Vice President - Finance

     Charles D. Carpenter                  Vice President - Deputy
                                             Chief Financial Officer

     A.M. (Mickey) Foster                  Vice President

     Robert E. Lee                         Vice President and Chief
                                             Financial Officer

     Frank V. Lloyd                        Vice President - Taxes

     George H. MacLean                     Vice President

     John S. Oldford                       Vice President

     Dorothy E. Sander                     Vice President

     Craig C. Sergeant                     Vice President

     Edwin Silverstone                     Vice President

     Peter J. Statile                      Vice President and
                                             Controller

     Christine Wubbolding                  Treasurer

                                                                 Schedule A
                                                                 ----------


     2.  HANSON HOLDINGS (1) LIMITED

               Set forth below are the name, business address and position with Hanson Holdings (1) Limited ("HH-1") and the present principal occupation or employment of each director and executive officer of HH-1. The principal business address of HH-1 and the business address of each person listed below is One Grosvenor Place, London SW1X 7JH, England. Each person listed below is a citizen of the United Kingdom, except for William M. Landuyt, who is a citizen of the United States.


                                                 Principal Occupation
      Name                        Position       or Employment
      ----                        --------       --------------------

      Malcolm J. Ablett           Director       See Part 1 of this
                                                   Schedule A

      Derek C. Bonham             Director       See Part 1 of this
                                                   Schedule A

      Anthony Branson             Director       See Part 1 of this
                                                   Schedule A

      Andrew J.H. Dougal          Director       See Part 1 of this
                                                   Schedule A

      Graham Dransfield           Director       See Part 1 of this
                                                   Schedule A

      Ronald S. Fulford           Director       See Part 1 of this
                                                   Schedule A

      William M. Landuyt          Director       See Part 1 of this
                                                   Schedule A

      Kenneth J. Ludlam           Director       See Part 1 of this
                                                   Schedule A

      R. Ian Menzies-Gow          Director       See Part 1 of this
                                                   Schedule A

      Martin C. Murray            Director       See Part 1 of this
                                                   Schedule A

      John H. Pattisson           Director       See Part 1 of this
                                                   Schedule A

      David J. Snowdon            Director       See Part 1 of this
                                                   Schedule A

      Paul Spencer                Director       See Part 1 of this
                                                   Schedule A

                                                                 Schedule A
                                                                 ----------

                                                 Principal Occupation
      Name                        Position       or Employment
      ----                        --------       --------------------

      Peter J. Turner             Director       See Part 1 of this
                                                   Schedule A



     3.   HANSON OVERSEAS HOLDINGS LIMITED

               Set forth below are the name, business address and position with Hanson Overseas Holdings Limited ("Overseas") and present principal occupation or employment of each director and executive officer of Overseas. The principal business address is One Grosvenor Place, London SW1X 7JH, England. Each person listed below is a citizen of the United Kingdom, except for William M. Landuyt, who is a citizen of the United States.


                                                 Principal Occupation
      Name                        Position       or Employment
      ----                        --------       --------------------

      Derek C. Bonham             Director       See Part 1 of this
                                                   Schedule A

      Graham Dransfield           Director       See Part 1 of this
                                                   Schedule A

      William M. Landuyt          Director       See Part 1 of this
                                                   Schedule A

      Kenneth J. Ludlam           Director       See Part 1 of this
                                                   Schedule A

      Paul Spencer                Director       See Part 1 of this
                                                   Schedule A


     4.  HANSON HOLDINGS NETHERLANDS B.V.

               Set forth below are the name, business address, citizenship, position with Hanson Holdings Netherlands B.V. ("Netherlands") and the present principal occupation or employment of each director and executive officer of Netherlands. The principal business address of Netherlands is Schottegatwey-Oost, P.O. Box 3141, Curacao, Netherland Antilles.

                                                                 Schedule A
                                                                 ----------
                                                 Business Address
                                                 Citizenship and
                                                 Principal Occupation
      Name                        Position       or Employment
      ----                        --------       --------------------


      Brian A. Hellings          Managing        See Part 1 of this
        2 Third Street           Director          Schedule A
        Rumson, NJ  07760

      John Farell Whitehead      Managing        Citizen of the United
        Hirzel House,            Director          Kingdom;
        Smith Street                               Chief Executive Officer
        St. Peter Port,                            Hanson Island Management
        Guernsey,                                  Limited,
        Channel Islands                            Hirzel House,
                                                   Smith Street,
                                                   St. Peter Port,
                                                   Guernsey,
                                                   Channel Islands

      Johan Wilhelm Eduard       Managing        Citizen of the Kingdom
        Moret                    Director          of the Netherlands;
        Dr. H. Fergusonweg
        Residencias Gaito 1
        Apartment 11A
        Curacao
        Netherlands Antilles

      Edmund Franklin Promes     Managing        Citizen of the Kingdom
        Julianaplein 22,         Director          of the Netherlands;
        Willemstad,                                Partner of the law firm:
        Curacao,                                   Promes, Trenite van
        Netherlands Antilles                       Doorne
                                                   Julianaplein 22,
                                                   Willemstad,
                                                   Curacao,
                                                   Netherlands Antilles

      Rudolphus Franciscus       Managing        Citizen of the Kingdom
        Maria Scholten           Director          of the Netherlands;
        Kaya W F G (Jombi)                         Antillean Management
          Mensing 36                               Corporation "AMACO"
        Curacao,                                   Kaya W F G (Jombi)
        Netherlands Antilles                       Mensing 36,
                                                   Curacao
                                                   Netherlands Antilles

                                                                 Schedule A
                                                                 ----------


     5.  HM ANGLO-AMERICAN LTD.

               Set forth below are the name, business address, citizenship, position with HM Anglo-American Ltd. ("Anglo") and present principal occupation or employment of each director and executive officer of Anglo. The principal business address of Anglo is 410 Park Avenue, New York, New York 10022. Unless otherwise indicated, the business address of each person listed below is 99 Wood Avenue South, Iselin, New Jersey 08830.


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address             Position             or Employment
      ----------------             --------             ---------------

      The Lord White of Hull, KBE  Chairman             See Part 1 of
       410 Park Avenue                                    this
       New York, NY 10022                                 Schedule A

      David H. Clarke              Deputy               See Part 1 of
                                    Chairman,             this
                                    Director and          Schedule A
                                    Chief
                                    Executive
                                    Officer

      John G. Raos                 Director,            See Part 1 of
                                    President and         this
                                    Chief                 Schedule A
                                    Operating
                                    Officer

      George H. Hempstead, III     Director,            See Part 1 of
                                    Senior Vice           this
                                    President             Schedule A
                                    and Secretary

      Mark A. Alexander            Vice President       See Part 1 of
                                                          this
                                                          Schedule A

      Robert M. Brier              Vice President       See Part 1 of
                                    - Finance             this
                                                          Schedule A

      Charles D. Carpenter         Vice President       See Part 1 of
                                    - Deputy Chief        this
                                    Financial             Schedule A
                                    Officer

                                                                 Schedule A
                                                                 ----------


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address             Position             or Employment
      ----------------             --------             ---------------

      A.M. (Mickey) Foster         Vice President       See Part 1 of
                                                          this
                                                          Schedule A

      Robert E. Lee                Vice President       See Part 1 of
                                    and Chief             this
                                    Financial             Schedule A
                                    Officer

      Frank V. Lloyd               Vice President       See Part 1 of
                                    - Taxes               this
                                                          Schedule A

      George H. MacLean            Vice President       See Part 1 of
                                    and Assistant         this
                                    Secretary             Schedule A

      Dorothy E. Sander            Vice President       See Part 1 of
                                                          this
                                                          Schedule A

      Peter J. Statile             Vice President       See Part 1 of
                                    and Controller        this
                                                          Schedule A

      Christine Wubbolding         Treasurer            See Part 1 of
                                                          this
                                                          Schedule A


     6.  HANSON AMERICA INC.

               Set forth below are the name, business address, citizenship, position with Hanson America Inc. ("Hanson America") and present principal occupation or employment of each director and executive officer of Hanson America. The principal business address of Hanson America is 2644 Capitol Trail, Suite B1, Newark, Delaware 19711.


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address           Position               or Employment
      ----------------           --------               ---------------

      The Lord White of Hull,    Chairman               See Part 1 of
        KBE                                               this Schedule A

      David H. Clarke            Deputy                 See Part 1 of
                                   Chairman,              this Schedule A
                                   Director and
                                   Chief Executive
                                   Officer

                                                                 Schedule A
                                                                 ----------


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address           Position               or Employment
      ----------------           --------               ---------------

      John G. Raos               Director,              See Part 1 of
                                   President and          this Schedule A
                                   Chief Operating
                                   Officer

      George H. Hempstead, III   Director,              See Part 1 of
                                   Senior Vice            this Schedule A
                                   President
                                   and Secretary

      Mark A. Alexander          Vice President         See Part 1 of
                                                          this Schedule A

      Robert M. Brier            Vice President         See Part 1 of
                                   - Finance              this Schedule A

      Charles D. Carpenter       Vice President         See Part 1 of
                                   - Deputy Chief         this Schedule A
                                   Financial
                                   Officer

      A.M. (Mickey) Foster       Vice President         See Part 1 of
                                                          this Schedule A

      Robert E. Lee              Vice President         See Part 1 of
                                   and Chief              this Schedule A
                                   Financial
                                   Officer

      Frank V. Lloyd             Vice President         See Part 1 of
                                   - Taxes                this Schedule A

      George H. MacLean          Vice President         See Part 1 of
                                   and Assistant          this Schedule A
                                   Secretary

      Dorothy E. Sander          Vice President         See Part 1 of
                                                          this Schedule A

      Peter J. Statile           Vice President         See Part 1 of
                                   and Controller         this Schedule A

      Christine Wubbolding       Treasurer              See Part 1 of
                                                          this Schedule A

     7.  HM HOLDINGS INC.

               Set forth below are the name, business address, citizenship, position with HM Holdings Inc. ("HM Holdings") and present principal occupation or employment of each director and

                                                                 Schedule A
                                                                 ----------

     executive officer of HM Holdings. The principal business address of HM Holdings is 99 Wood Avenue South, Iselin, NJ 08830.


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address           Position               or Employment
      ----------------           --------               ---------------

      The Lord White of Hull,    Chairman               See Part 1 of this
        KBE                                               Schedule A

      David H. Clarke            Deputy                 See Part 1 of this
                                   Chairman,              Schedule A
                                   Director and
                                   Chief
                                   Executive
                                   Officer

      John G. Raos               Director,              See Part 1 of this
                                   President and          Schedule A
                                   Chief
                                   Operating
                                   Officer
      George H. Hempstead, III   Director,              See Part 1 of this
                                   Senior Vice            Schedule A
                                   President
                                   and Secretary

      Mark A. Alexander          Vice President         See Part 1 of this
                                                          Schedule A

      Robert M. Brier            Vice President         See Part 1 of this
                                   - Finance              Schedule A

      Charles D. Carpenter       Vice President         See Part 1 of this
                                   - Deputy Chief         Schedule A
                                   Financial
                                   Officer

      A.M. (Mickey) Foster       Vice President         See Part 1 of this
                                                          Schedule A

      Robert E. Lee              Vice President         See Part 1 of this
                                   and Chief              Schedule A
                                   Financial
                                   Officer

      Frank V. Lloyd             Vice President         See Part 1 of this
                                   - Taxes                Schedule A

                                                                 Schedule A
                                                                 ----------

                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address           Position               or Employment
      ----------------           --------               ---------------

      George H. MacLean          Vice President         See Part 1 of this
                                   and Assistant          Schedule A
                                   Secretary

      John S. Oldford            Vice President         See Part 1 of this
                                                          Schedule A

      Dorothy E. Sander          Vice President         See Part 1 of this
                                                          Schedule A

      Craig C. Sergeant          Vice President         See Part 1 of this
                                                          Schedule A

      Edwin Silverstone          Vice President         See Part 1 of this
                                                          Schedule A

      Peter J. Statile           Vice President         See Part 1 of this
                                   and Controller         Schedule A

      Christine Wubbolding       Treasurer              See Part 1 of this
                                                          Schedule A



     8.  KIDDE INDUSTRIES, INC.

               Set forth below are the name, business address, citizenship, position with Kidde Industries, Inc. ("Kidde") and present principal occupation or employment of each director and executive officer of Kidde. The principal business address of Kidde is 99 Wood Avenue South, Iselin, N. J. 08830.


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address           Position               or Employment
      ----------------           --------               ---------------

      John G. Raos               President              See Part 1 of this
                                                          Schedule A

      George H. Hempstead, III   Director, Senior       See Part 1 of this
                                  Vice President,         Schedule A
                                  Secretary

      Robert E. Lee              Vice President         See Part 1 of this
                                  and Chief               Schedule A
                                  Financial
                                  Officer

      Robert M. Brier            Vice President         See Part 1 of this
                                  -Finance                Schedule A

                                                                 Schedule A
                                                                 ----------


                                                        Citizenship and
                                                        Principal
      Name and                                          Occupation
      Business Address           Position               or Employment
      ----------------           --------               ---------------

      Peter J. Statile           Vice President         See Part 1 of this
                                  and Controller          Schedule A

      Robert C. Stift            Director and           See Part 1 of this
                                  Vice President          Schedule A

      G. Fred Heidinger          Vice President         See Part 1 of this
                                                          Schedule A

      James A. Kolinski          Vice President         See Part 1 of this
                                                          Schedule A

      Christine Wubbolding       Treasurer              See Part 1 of this
                                                          Schedule A

      Edwin Silverstone          Director               See Part 1 of this
                                                          Schedule A